Exhibit (a)(4) Investor Contacts:

Russell A. Olson
Chief Financial Officer
011-5255-5109-5751
russell.olson@iusacell.com.mx

Carlos J. Moctezuma
Manager, Investor Relations
011-5255-5109-5780
Iusacell Announcement	carlos.moctezuma@iusacell.com.mx

Mexico City, July 18, 2003 — Grupo Iusacell, S.A. de C.V. (BMV:CEL) (NYSE:CEL) (“Iusacell” or the “Company”) announced today that, on July 17, 2003, its Board of Directors and Audit Committee received a letter from Fintech Advisory Inc., a Delaware corporation (“Fintech”), indicating that it intends to file an application with the Comision Nacional Bancaria y de Valores (the Mexican Securities and Exchange Commission) to commence offers in Mexico and the United States to acquire 100% of the outstanding shares of capital stock of the Company for an aggregate cash purchase price of U.S.$20.0 million and otherwise on the same terms as the offer by Movil Access, S.A. de C.V., a wholly-owned subsidiary of Biper, S.A. de C.V., for all of the outstanding shares of capital stock of the Company, which was commenced on June 30, 2003.

The Company also announced that it was informed by its principal shareholders, Verizon Communications Inc. and Vodafone Americas B.V., that, on July 17, 2003, they received a letter from UBS Securities LLC (“UBS”) withdrawing the invitation UBS previously made to the principal shareholders to engage in discussions regarding a possible transaction involving the Company.

The Company will make further public announcements in connection with the tender offers at the appropriate time and as required by Mexican and United States securities laws.

This press release is for informational purposes only. It does not constitute a solicitation/recommendation statement under the rules and regulations of the United States Securities and Exchange Commission (“SEC”). The Company filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 on July 14, 2003 (the “Schedule 14D-9”) and an Amendment No.1 to the Schedule 14D-9 on July 16, 2003. The Company’s shareholders should read the Schedule 14D-9, the Amendment No. 1 and the Amendment No. 2 to the Schedule 14D-9, which will be filed later today with the SEC, as they contain important information. The Schedule 14D-9, the Amendment No. 1, the Amendment No.2 and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s web site at www.sec.gov.

**********************

About Iusacell

Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico’s nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, León and Mérida. The Company’s service regions encompass a total of approximately 92 million POPs, representing approximately 90% of the country’s total population.

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.